SUB-ITEM 77K & SUB-ITEM 102J

Changes in Registrant’s certifying accountant

Royce Micro-Cap Trust, Inc. (811-08030)

During the current fiscal period, the Board of Directors of the above-referenced Fund, upon recommendation of the Audit Committee, engaged PricewaterhouseCoopers LLP (“PWC”) as the independent registered public accounting firm to the Fund as of February 25, 2015.  On March 2, 2015, Tait, Weller & Baker LLP (“TW&B”) resigned as the independent registered public accounting firm to the Fund.

TW&B’s report on the Fund for the two most recent fiscal periods ended December 31, 2014 and December 31, 2013, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.  For the fiscal periods ended December 31, 2014 and December 31, 2013 for the Fund and for the period January 1, 2015 through March 2, 2015, there were no disagreements with TW&B on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of TW&B, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Fund’s financial statements.

The Registrant has requested that TW&B furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements.  A copy of such letter is filed as an exhibit hereto.

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read the statements made by Royce Micro-Cap Trust, Inc. and are in agreement with the statements contained in Sub-Item 102J of Form N-SAR.  We have no basis to agree or disagree with other statements of the Registrant contained therein.

/s/ TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
August 27, 2015